

July 8, 2009

Mr. Ron E. Hooper
Senior Vice President and Administrator
Dominion Resources Black Warrior Trust
U.S. Trust, Bank of America
Private Wealth Management
901 Main Street, 17th Floor
Dallas, Texas 75202

> **Re: Dominion Resources Black Warrior Trust**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 16, 2009**
> **File No. 1-11335**

Dear Mr. Hooper:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director